Hammerhead Energy Inc. Announces Filing of Management Information Circular for Special Meeting of Shareholders

CALGARY, ALBERTA – November 20, 2023 – Hammerhead Energy Inc. ("Hammerhead" or the "Company") (TSX: HHRS; NASDAQ: HHRS) is pleased to announce that it has filed the management information circular ("Information Circular") and related meeting materials (together with the Information Circular, the "Meeting Materials") for the special meeting of holders ("Shareholders") of Class A common shares of Hammerhead ("Hammerhead Shares") to be held at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 on December 20, 2023 at 8:30 a.m. (Calgary time) (the "Meeting").

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, approve a Plan of Arrangement (the "Arrangement") pursuant to which, among other things, all of the Hammerhead Shares will be acquired by Crescent Point Energy Corp. ("Crescent Point") for consideration consisting of C$15.50 in cash and 0.5340 of a common share of Crescent Point, for each Hammerhead Share.

The Meeting Materials will be mailed to Shareholders shortly. Copies of the Meeting Materials are available on Hammerhead's profile on SEDAR+ at www.sedarplus.com, on Hammerhead's profile on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov and on Hammerhead's website at www.hhres.com. Shareholders are urged to carefully review and consider the Meeting Materials, which contain important information concerning the Arrangement and the rights and entitlements of the Shareholders in relation thereto and to consult with their financial, tax, legal or other professional advisors.

About Hammerhead Energy Inc.

Hammerhead is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. Hammerhead Resources Inc., the predecessor entity to Hammerhead Resources ULC, a wholly owned subsidiary of Hammerhead, was formed in 2009.

Contacts:

For further information, please contact:

Scott Sobie

President & CEO

Hammerhead Energy Inc.

403-930-0560

Mike Kohut

Senior Vice President & CFO

Hammerhead Energy Inc.

403-930-0560

Kurt Molnar

Vice President Capital Markets & Corporate Planning

Hammerhead Energy Inc.

403-930-0560

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Currency

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve known and unknown risks, assumptions, uncertainties and other factors. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like "anticipates", "estimates", "expects", "indicates", "forecast", "intends", "may", "believes", "could", "should", "would", "plans", "proposed", "potential", "will", "target", "approximate", "continue", "might", "possible", "predicts", "projects" and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to, the mailing of Meeting Materials to Shareholders and other matters related to the foregoing. Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include but are not limited to:  the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Arrangement; the inability to complete the Arrangement due to the failure to obtain approval of Shareholders, the Court, regulatory bodies or stock exchanges, as required; failure to complete the mailing of the Meeting Materials to Shareholders on the timeline anticipated; that the date of the Meeting could be adjourned or postponed; and other matters. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: the satisfaction of the conditions to completion of the Arrangement, including the timely receipt of required Shareholder, court, regulatory and stock exchange approvals, as required; ability to complete the Arrangement and on the timing anticipated; ability to mail to the Meeting Materials to Shareholders on the timing anticipated; that the Meeting will be held on the timing anticipated; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered. Management has included the above summary of assumptions and risks related to forward-looking information provided in this document in order to provide shareholders with a more complete perspective on the Company's current and future operations and such information may not be appropriate for other purposes. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits the Company will derive. The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing Hammerhead's views as of any subsequent date, and except as expressly required by applicable securities laws, Hammerhead does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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